:nBev

RECEIVED

2008 OCT -9 P 1:57

OFFICE OF INTERN... CORPORATE FI...

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

By courier

08005299

Leuven, 6 October 2008

SUPPL

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
OCT 15 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

dlw 10/9

Enclosure: press releases

Brussels, 6 October 2008 -1/4

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, AND JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS COMMUNICATION.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Intent of InBev's Controlling Shareholders regarding share capital increase

InBev (Euronext: INB) today announced that further to the shareholders' authorization for the Board to proceed with the share capital increase required to finance USD 9.8 billion of the transaction with Anheuser-Busch, InBev has been informed by EPS and BRC, holding in aggregate (directly and indirectly through the Stichting InBev) 60.76% of all outstanding InBev shares, as to their intention regarding the expected capital increase in the form of a rights issue.

Subject to a final decision by InBev's Board of Directors to proceed with and effectively launch the rights issue, EPS and BRC intend to subscribe, in aggregate, for a number of shares equivalent to:

- approximately EUR 1.2 billion of new funds (EUR 600 million by each of EPS and BRC), and

- for the remaining part of their preemptive rights, EPS and BRC expect to perform a cash neutral transaction (after transaction costs) by subscribing for the maximum number of shares that they can finance solely through the sale of preemptive rights or ex-rights shares. Any preemptive rights or ex-rights share sale by EPS and BRC will be performed on their behalf in open market transactions, private placements, block trades or otherwise through BNP Paribas, Deutsche Bank and J.P. Morgan acting as Joint Global Coordinators and Joint Bookrunners.

InBev will further disclose any changes to the above shareholders' intentions if and when informed by such shareholders.

Dutch and French versions of this press release will be posted on InBev.com.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: + 32 16 27 62 43
E-mail: fabio.spina@inbev.com

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch Companies, Inc. ("Anheuser-Busch") under applicable securities laws and regulations, in press releases, and in oral and written statements made by or with the approval of InBev or Anheuser-Busch that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) future financial and operating results, cost savings, revenues and reported earnings; (ii) statements about the timing of the rights issue; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or its managements or board of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) the failure of shareholders of Anheuser-Busch to approve the merger; (vii) local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (viii) increasing price and product competition by competitors, including new entrants; (ix) rapid technological developments and changes; (x) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) containing costs and expenses; (xii) governmental and public policy changes; (xiii) protection and validity of intellectual property rights; (xiv) technological, implementation and cost/financial risks in large, multi-year contracts; (xv) the outcome of pending and future litigation and governmental proceedings; (xvi) continued availability of financing; (xvii) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xviii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev undertakes no obligation to update any forward-looking statement to reflect

events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Anheuser-Busch by InBev. In connection with the proposed acquisition, InBev and Anheuser-Busch intend to file relevant materials with the SEC, including Anheuser-Busch's proxy statement on Schedule 14A.

INVESTORS OF ANHEUSER-BUSCH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANHEUSER-BUSCH'S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the documents free of charge through the website maintained by the SEC at www.sec.gov, and Anheuser-Busch stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Anheuser-Busch. Such documents are not currently available.

InBev and certain of its directors and executive officers and other persons, and Anheuser-Busch and its directors and certain executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Anheuser-Busch common stock in respect of the proposed transaction. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Information about the directors and executive officers of Anheuser-Busch and their respective interests in Anheuser-Busch by security holdings or otherwise is set forth in its proxy statement relating to the 2008 annual meeting of stockholders, which was filed with the SEC on March 10, 2008. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement regarding the acquisition when it becomes available.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States, Canada, Australia or Japan. Such securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration thereunder.

No communication or information related to the capital increase of InBev through preference rights or scrips for InBev shares ("Shares") may be disseminated to the public in jurisdictions other than Belgium where prior registration or approval is required for that purpose. No steps have been taken or will be taken relating to the offering of rights, scrips or Shares outside of Belgium in any jurisdiction in which such steps would be required.

The issue, exercise or sale of rights, scrips and the subscription or purchase of Shares, rights or scrips are subject to specific legal or regulatory restrictions in certain jurisdictions. InBev assumes no responsibility in the event there is a violation by any person of such restrictions.

This document does not constitute an offering circular or prospectus in connection with an offering of securities of InBev. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus to be published or offering circular to be distributed by InBev. This document

does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied on for any investment contract or decision.

BNP PARIBAS, Deutsche Bank AG and J.P. Morgan Securities Ltd. (together, the "Joint Global Coordinators and Joint Bookrunners") are acting as advisors to InBev and no one else in relation to the transaction and will not be responsible to anyone else for providing the protections afforded to customers of any such Joint Global Coordinator and Joint Bookrunner nor for providing advice in connection with the transaction. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. None of the Joint Global Coordinators and Joint Bookrunners accepts any responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by any of them, or on behalf of any of them, in connection with InBev or the rights issue. Each of the Joint Global Coordinators and Joint Bookrunners accordingly disclaims all and any liability whatsoever whether arising in tort, contract or otherwise which any of them might otherwise have in respect of this document or any other statement.

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